

April 6, 2012

<u>Via Email</u>
Dr. Avi Katz
President and Chief Executive Officer
GigOptix, Inc.
130 Baytech Drive
San Jose, CA 95134

> **Re:**   **GigOptix, Inc.**
> **Schedule TO-I**
> **Filed March 28, 2012**
> **File No. 5-84385**

Dear Dr. Katz:

We have limited our review of the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

<u>Exhibit (a)(1)(A): Offer to Purchase for Cash</u>

<u>General</u>

1.   Your offer is scheduled to expire at 5:00pm on April 24, 2012 which is prior to twenty full "business days" as defined in Rule 13e-4(a)(3). Please revise. Refer to Rules 13e-4(f)(1)(i) and 13e-4(a)(3).

Section 4. Withdrawal Rights, page 11

2.   Please revise this section and the Question & Answer on page iv to clarify the date
        through which back-end withdrawal rights are afforded to shareholders. Refer generally
        to Rule 13e-4(f)(2)(ii).

Section 7. Conditions of Our Offer, page 14

3.   Please refer to condition (5). The conditions to your offer should be drafted with
        sufficient specificity to allow for objective verification as to whether the conditions have
        been satisfied. Please revise condition (5) to indicate, for example, what percentage of a
        "drop" in the public float or market capitalization would trigger the condition. Further,
        clarify the baseline from which the condition can be assessed (i.e., does your current
        public float and market capitalization enable you to meet the listing requirements of the
        NYSE Amex stock exchange?) In this regard, we note what appear to be specific
        requirements in Section 12 of the Offer to Purchase. Please revise to clarify. Refer
        generally to Section 14(e) of the Exchange Act.

4.   Please refer to the last paragraph of this section. When a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this decision constitutes a
        waiver of the triggered condition. Depending on the materiality of the waived condition
        and the number of days remaining in the offer, you may be required to extend the offer
        and re-circulate new disclosure to security holders. Please confirm your understanding in
        your response letter.

5.   Please refer to the last paragraph of this section relating to your failure to exercise any of
        the rights described in this section. When an offer condition is triggered by events that
        occur during the offer period and before the expiration of the offer, the company should
        inform holders of securities how it intends to proceed promptly, rather than wait until the
        end of the offer period, unless the condition is one where satisfaction of the condition
        may be determined only upon expiration. Please confirm your understanding in your
        response letter.

Letter of Transmittal, page 5

6.   Please provide boxes in the transmittal letter that set forth the various incremental dollar
        amounts within the $3.10 and $2.85 dollar range that shareholders may tender their
        shares.

                                        *   *   *

        Please amend your filing in response to these comments. Please electronically submit a
cover letter with your amendment that keys your responses to our comments. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

Dr. Avi Katz
Gigoptix, Inc.
April 6, 2012
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Mellissa Campbell Duru

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers & Acquisitions

Cc (via email):   Kelly Howard, Esq.
                       Jeff Selman, Esq.
                       Crowell & Moring LLP